

December 16, 2011

Ms. Jacqueline Winwood
Chief Executive Officer
Wired Associates Solutions Inc.
711 South Carson Street, Suite 4
Carson City, NV 89701

> **Re:** **Wired Associates Solutions Inc.**
> **Form 10-K for the fiscal year ended October 31, 2011**
> **Filed December 15, 2011**
> **File No. 0-53161**

Dear Ms. Winwood:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K filed December 15, 2011

Financial Statements

Report of Independent Registered Public Accounting Firm, page 13

1. Please provide a report of independent registered public accounting firm, pursuant to Rules 2-02 and 8-02 of Regulation S-X. Please amend your Form 10-K to include an audit report that covers each of the periods presented, including the years ended October 31, 2011 and 2010 in addition to the period from February 14, 2003 (inception) to October 31, 2011.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director